Exhibit 99.31

Interim Consolidated Financial Statements of

(In thousands of Canadian dollars)

THERATECHNOLOGIES INC.

Nine-month periods ended August 31, 2018 and 2017

(Unaudited)

THERATECHNOLOGIES INC.

Table of Contents

(Unaudited)

Page

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3 - 4

Interim Consolidated Statements of Cash Flows	5

Notes to Interim Consolidated Financial Statements	6 - 21

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(In thousands of Canadian dollars)

As at August 31, 2018 and November 30, 2017

(Unaudited)

	Note	2018	2017

Assets

Current assets:
Cash		$44,786	$1,760
Bonds and money market funds		14,037	21,303
Trade and other receivables		15,113	9,737
Inventories	5	11,224	9,339
Prepaid expenses		1,541	1,012
Derivative financial assets		2,245	1,444

Total current assets		88,946	44,595

Non-current assets:
Bonds and money market funds		7,667	9,866
Property and equipment		70	62
Intangible assets		20,368	21,772
Other asset	6	23,893	–

Total non-current assets		51,998	31,700

Total assets		$140,944	$76,295

Liabilities

Current liabilities:
Accounts payable and accrued liabilities		$29,520	$23,201
Provisions	7	1,287	753
Current portion of long-term obligation	8	–	4,676

Total current liabilities		30,807	28,630

Non-current liabilities:
Long-term obligation	8	–	4,543
Convertible unsecured senior notes	9	63,778	–

Total non-current liabilities		63,778	4,543

Total liabilities		94,585	33,173

Equity
Share capital	10	334,592	328,660
Equity component of convertible unsecured senior notes	9	5,838	–
Contributed surplus		10,499	15,115
Deficit		(305,002)	(300,725)
Accumulated other comprehensive income		432	72

Total equity		46,359	43,122

Commitments	15

Total liabilities and equity		$140,944	$76,295

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Loss

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

			For the three-month periods ended August 31,		For the nine-month periods ended August 31,
	Note		2018	2017	2018	2017

			$	$	$	$

Revenue:
Net sales			17,714	11,217	40,257	30,266
Royalties and licence fees			–	–	1	2

			17,714	11,217	40,258	30,268

Operating expenses:
Cost of sales:
Cost of goods sold			4,355	1,333	7,589	3,598
Royalties			–	1,107	1,699	2,880
Other production related costs			120	219	122	272
Amortization of other asset	6		1,599	–	1,599	–
Research and development expenses			2,790	3,088	7,624	8,762
Selling and market development expenses	3		6,798	7,074	21,142	18,032
General and administrative expenses			1,945	1,293	5,100	4,225

			17,607	14,114	44,875	37,769

Profit (loss) from operating activities			107	(2,897)	(4,617)	(7,501)

Finance income	4		229	95	429	244
Finance costs	4		(1,631)	(80)	(2,194)	(6,977)

			(1,402)	15	(1,765)	(6,733)
Deferred income tax recovery	9		1,662	–	1,662	–

Net profit (loss) for the period			367	(2,882)	(4,720)	(14,234)

Other comprehensive income (loss), net of tax:
	Items that may be reclassified to profit (loss) in the future:
Net change in fair value of available-for-sale financial assets, net of tax			3	(97)	(38)	(88)
Exchange differences on translation			267	(3,541)	398	(3,049)

			270	(3,638)	360	(3,137)

Total comprehensive profit (loss) for the period			637	(6,520)	(4,360)	(17,371)

Basic and diluted earnings (loss) per share	10	(b)	0.00	(0.04)	(0.06)	(0.20)

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(In thousands of Canadian dollars)

Nine-month period ended August 31, 2018

(Unaudited)

For the nine-month period ended August 31, 2018

				Equity component of convertible notes			Accumulated other comprehensive income
		Share capital
		Number			Contributed
	Note	of shares	Amount		surplus	Deficit		Total

			$	$	$	$	$	$

Balance as at November 30, 2017		74,962,050	328,660	–	15,115	(300,725)	72	43,122

Total comprehensive loss for the period
Net loss		–	–	–	–	(4,720)	–	(4,720)
Recognition of previously unrecognized tax assets from item originally recorded in equity	9	–	–	–	–	443	–	443
Other comprehensive income:
Net change in fair value of available-for-sale financial assets, net of tax		–	–	–	–	–	(38)	(38)
Exchange differences on translation		–	–	–	–	–	398	398

Total comprehensive loss for the period		–	–	–	–	(4,277)	360	(3,917)

Transactions with owners, recorded directly in equity
Equity component of convertible unsecured senior notes, net of income taxes of $2,105	9	–	–	5,838	–	–	–	5,838
Share-based compensation plan:
Share-based compensation for stock option plan		–	–	–	872	–	–	872
Exercise of stock options:
Monetary consideration		193,568	322	–	–	–	–	322
Attributed value		–	239	–	(239)	–	–	–
Exercise of broker option:
Issuance of common shares		39,390	156	–	(34)	–	–	122
TaiMed		1,463,505	5,215	–	(5,215)	–	–	–

Total contributions by owners		1,696,460	5,932	5,838	(4,616)	–	–	7,154

Balance as at August 31, 2018		76,658,513	334,592	5,838	10,499	(305,002)	432	46,359

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity (continued)

(In thousands of Canadian dollars)

Nine-month period ended August 31, 2017

(Unaudited)

			For the nine-month period ended August 31, 2017

					Accumulated
	Share capital				other
	Number		Contributed		comprehensive
	of shares	Amount	surplus	Deficit	income (loss)	Total

		$	$	$	$	$

Balance as at November 30, 2016	65,996,069	291,529	14,190	(280,667)	1,839	26,891

Total comprehensive loss for the period
Net loss	–	–	–	(14,234)	–	(14,234)
Other comprehensive income:
Net change in fair value of available-for-sale financial assets, net of tax	–	–	–	–	(88)	(88)
Exchange differences on translation	–	–	–	–	(3,049)	(3,049)

Total comprehensive loss for the period	–	–	–	(14,234)	(3,137)	(17,371)

Transactions with owners, recorded directly in equity
Public issue of common shares	5,323,000	16,501	–	–	–	16,501
Issue of broker options	–	–	183	–	–	183
Share issue costs	–	–	–	(1,608)	–	(1,608)
Exercise of broker warrants	124,000	360	(62)	–	–	298
Exercise of common shares purchase warrants	2,380,900	15,511	(20)	–	–	15,491
Exercise of broker options	139,995	554	(120)	–	–	434
Issue of common shares - TaiMed	906,077	4,001	–	–	–	4,001
Share-based compensation plan:
Share-based compensation for stock option plan	–	–	821	–	–	821
Exercise of stock options:
Monetary consideration	52,834	25	–	–	–	25
Attributed value	–	19	(19)	–	–	–

Total contributions by owners	8,926,806	36,971	783	(1,608)	–	36,146

Balance as at August 31, 2017	74,922,875	328,500	14,973	(296,509)	(1,298)	45,666

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

Periods ended August 31, 2018 and 2017

(Unaudited)

		For the three-month periods		For the nine-month periods
		ended August 31,		ended August 31,
	Note	2018	2017	2018	2017

		$	$	$	$

Cash provided from (used in):
Operating
Net profit (loss)		367	(2,882)	(4,720)	(14,234)
Adjustments for:
Depreciation of property and equipment		8	6	18	18
Amortization of intangible assets and other asset		2,237	486	3,245	1,494
Change in deferred revenue		–	(33)	–	(76)
Share-based compensation for stock option plan		239	204	872	821
Write-down of inventories	5	144	155	142	108
Change in fair value of warrant liability and related foreign currency gain		–	725	–	6,654
Gain on expired common share purchase warrants		–	(54)	–	(54)
Change in fair value of derivative financial assets		538	(107)	(798)	(919)
Change in fair value of liability related to deferred stock unit plan		(532)	106	791	910
Interest income		(229)	(95)	(429)	(244)
Interest received (paid)		262	(11)	565	(221)
Foreign exchange		(131)	(1,361)	(1,367)	(1,209)
Accretion expense		352	288	876	1,090
Deferred income tax recovery	9	(1,662)	–	(1,662)	–
Loss on repayment of long-term obligation	8	375	–	375	–

		1,968	(2,573)	(2,092)	(5,862)

Changes in operating assets and liabilities
Trade and other receivables		(4,969)	(1,191)	(5,338)	(2,447)
Inventories		(155)	543	(1,883)	995
Prepaid expenses		(377)	(138)	(512)	27
Accounts payable and accrued liabilities		4,767	1,285	5,192	7,577
Provisions		(83)	99	511	207
		(817)	598	(2,030)	6,359

Cash flows from (used in) operating activities		1,151	(1,975)	(4,122)	497
Financing
Repayment of long-term obligation		(5,043)	–	(10,180)	(5,390)
Proceeds from issue of convertible unsecured senior notes	9	75,319	–	75,319	–
Convertible unsecured senior notes issue costs	9	(3,557)	–	(3,557)	–
Proceeds from public issue of common shares		–	–	–	16,501
Share issue costs		–	–	–	(1,425)
Proceeds from exercise of stock options		1	–	322	25
Proceeds from exercise of broker warrants		–	–	–	298
Proceeds from exercise of common share purchase warrants		–	2,582	–	7,143
Proceeds from exercise of broker options		–	–	122	434

Cash flows from financing activities		66,720	2,582	62,026	17,586
Investing
Acquisition of bonds and money market funds		(4,540)	(10,828)	(22,458)	(42,957)
Proceeds from sale of bonds and money market funds		3,990	6,983	31,859	24,740
Acquisition of other asset	6	(25,582)	–	(25,582)	–
Acquisition of intangible assets		–	(7)	(21)	(47)
Proceeds from disposal of derivative financial assets		–	–	33	–
Acquisition of derivative financial assets		(34)	–	(34)	–
Acquisition of property and equipment		(20)	–	(25)	(42)

Cash flows used in investing activities		(26,186)	(3,852)	(16,228)	(18,306)

Net change in cash		41,685	(3,245)	41,676	(223)
Cash, beginning of period		3,031	4,073	1,760	1,059
Effect of foreign exchange on cash		70	460	1,350	452

Cash, end of period		44,786	1,288	44,786	1,288

Supplemental cash flow information, see Note 11.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

Theratechnologies Inc. is a specialty pharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV.

The interim consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (collectively, the “Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015, Peel Street, 5th floor, Montréal, Québec, H3A 1T8.

1.	Basis of preparation:

(a)	Accounting framework:

These unaudited interim consolidated financial statements (“interim financial statements”), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2017 and the notes thereto. These interim financial statements have not been reviewed by the Company’s auditors.

These interim financial statements have been authorized for issue by the Company’s Audit Committee on October 3, 2018.

(b)	Summary of accounting policies:

Except as described below, the preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements as at November 30, 2017.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

1.	Basis of preparation (continued):

(b)	Summary of accounting policies (continued):

During the quarter, the Company updated its significant accounting policies with the following new policies:

Other asset:

Other asset, which comprises the amount disbursed in connection with the repurchase of the future royalty rights under the 2013 Termination Agreement (Note 6), will be amortized over its estimated useful life of 48 months.

Compound financial instruments:

Compound financial instruments are instruments that contain both liability component and an equity component, and the liability component can be converted into share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversation option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.

Any directly attributable transaction costs are allocated to the liability and equity component in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest.

(c)	Basis of measurement:

The Company’s interim financial statements have been prepared on a going concern and historical cost basis, except for available-for-sale financial assets, derivative financial assets, liabilities related to the deferred stock unit plan and derivative financial liabilities, which are measured at fair value.

(d)	Use of estimates and judgments:

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting periods.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

1.	Basis of preparation (continued):

(d)	Use of estimates and judgments (continued):

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in Note 1 of the annual consolidated financial statements as at November 30, 2017. In addition, as a result of transactions concluded in the quarter, the following additional critical judgment in applying accounting policies is noted below:

Convertible senior secured notes:

The determination of the fair value of the liability component of a convertible instrument requires judgment as it is based on the estimated interest rate that the Company could obtain for a similar debt instrument without a conversion option.

(e)	Functional and presentation currency:

The Company’s functional currency is the United States dollar (“USD”).

These interim financial statements are presented in Canadian dollars (“CAD”) since management believes that this currency is more useful for the users of the financial statements. The exchange difference resulting from the translation is included in “Accumulated other comprehensive income” presented in equity.

All financial information presented in CAD has been rounded to the nearest thousand.

2.	Recent changes in accounting standards:

Amendments adopted

Amendments to IAS 1

In December 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements, as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). The adoption of these amendments, which did not require any change to current accounting practices, had no impact on the Company’s interim financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

3.	Selling and market development expenses:

	For the three-month periods
	ended August 31,
	2018	2017

	$	$

Selling and market development expenses	6,160	6,588
Amortization of intangible assets	638	486

	6,798	7,074

	For the nine-month periods
	ended August 31,
	2018	2017

	$	$

Selling and market development expenses	19,496	16,538
Amortization of intangible assets	1,646	1,494

	21,142	18,032

4.	Finance income and finance costs:

	For the three-month periods
	ended August 31,
	2018	2017

	$	$

Interest income	229	95

Finance income	229	95

Accretion expense	(352)	(288)
Loss on repayment of long-term obligation	(375)	–
Interest on convertible unsecured senior notes	(866)	–
Bank charges	(4)	(5)
Net foreign currency (loss) gain	(28)	1,065
Loss on financial instruments carried at fair value	(6)	(906)
Gain on expired common share purchase warrants	–	54

Finance costs	(1,631)	(80)

Net finance (cost) income recognized in net profit or loss	(1,402)	15

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

4.	Finance income and finance costs (continued):

	For the nine-month periods
	ended August 31,
	2018	2017

	$	$

Interest income	429	244

Finance income	429	244

Accretion expense	(876)	(1,090)
Loss on repayment of long-term obligation	(375)	–
Interest on convertible unsecured senior notes	(866)	–
Bank charges	(21)	(37)
Net foreign currency (loss) gain	(63)	894
Loss (gain) on financial instruments carried at fair value	7	(6,798)
Gain on expired common share purchase warrants	–	54

Finance costs	(2,194)	(6,977)

Net finance cost recognized in net profit or loss	(1,765)	(6,733)

5.	Inventories:

Cost of sales - includes an inventory write-down of $119 for the nine-month periods ended August 31, 2018 (2017 - $155).

Cost of sales - cost of goods sold includes an inventory write-down of $23 for the nine-month period ended August 31, 2018 (2017 - reversal of $47).

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

6.	Other asset:

Cost:

Balance as at November 30, 2017	$–
Additions	25,582
Effect of changes in exchange rates	(96)

Balance as at August 31, 2018	$25,486

Accumulated amortization:

Balance as at November 30, 2017	$–
Amortization	1,599
Effect of changes in exchange rates	(6)

Balance as at August 31, 2018	$1,593

Net carrying amount:

August 31, 2018	$23,893
November 30, 2017	–

On May 29, 2018, the Company entered into an agreement (the “Renegotiated Agreement”) with EMD Serono, Inc. to settle all outstanding obligations stemming from a termination and transfer agreement dated December 13, 2013, as amended (the “2013 Termination Agreement”). The remaining contractual obligations under the 2013 Termination Agreement totalled approximately US$28,200, which was comprised of a US$4,000 payment due in May 2019 (Note 8) and US$24,200 in estimated royalties on future sales of EGRIFTA® payable over the next four to five years. The Renegotiated Agreement allowed the Company to make one lump sum payment of US$23,850 in settlement of the long-term obligation of US$4,000 and to eliminate all of the quarterly royalty payments due on sales of EGRIFTA® in the United States. The payment in connection with the settlement of the future royalty obligation has been accounted for as an other asset on the consolidated statement of financial position. The transaction was subject to the closing of a notes offering which occurred on June 19, 2018 (Note 9).

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

7.	Provisions:

	Chargebacks and rebates	Returns	Total

	$	$	$

Balance as at November 30, 2017	639	114	753

Provisions made	6,477	323	6,800
Provisions used	(6,051)	(238)	(6,289)
Effect of changes in exchange rate	20	3	23

Balance as at August 31, 2018	1,085	202	1,287

8.	Long-term obligation:

	August 31,	November 30,
	2018	2017

	$	$

Early termination fee	–	9,219
Current portion	–	(4,676)

Long-term portion	–	4,543

The movement in the long-term obligation for the current periods is as follows:

Balance as at November 30, 2017	$9,219

Payment, as originally contemplated in 2013 Termination Agreement	(5,137)
Payment, as per 2018 Renegotiated Agreement (note 6)	(5,043)
Accretion expense	524
Loss on repayment of long-term obligation	375
Effect of changes in exchange rate	62

Balance as at August 31, 2018	$–

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

8.	Long-term obligation (continued):

Under the Renegotiated Agreement (Note 6), the Company paid US$3,850 to reimburse the remaining amount payable of US$4,000 due in May 2019.

The difference of $375 between the consideration transferred of CA$5,043 (US$3,850) and the carrying amount of the long-term obligation of CA$4,668 (on date of settlement) was recognized as a loss on repayment of long-term obligation and included in “finance costs” on the statement of comprehensive loss for the three and nine-month periods ended August 31, 2018.

9.	Convertible unsecured senior notes:

On June 19, 2018, the Company closed a notes offering of convertible unsecured senior notes having an aggregate principal amount of $75,319 (US$57,500), including the exercise in full of the over-allotment option. The notes bear interest at an annual rate of 5.75% (effective interest rate of 9.95%) and are convertible into common shares at the option of the holder at any time at a conversion price of US$14.85 per common share, representing 3,872,053 common shares. The maturity date of the notes is June 30, 2023. The Company may redeem the notes prior to maturity at any time on or after June 30, 2021 if the current market price of the common shares is at least 130% of the conversion price. The notes are repayable at par value plus accrued and unpaid interest. The allocation of the aggregate principal amount between the liability and equity components was as follows at date of issuance:

August 31, 2018

$

Proceeds from issue of notes	75,319
Transaction costs	(3,709)

Net cash proceeds on issuance	71,610

Proceeds allocated to the liability component	66,965
Transactions costs	(3,298)

Liability component of convertible unsecured senior notes	63,667

Proceeds allocated to equity	8,354
Transaction costs related to equity	(411)
Deferred income tax (i)	(2,105)

Equity component of convertible unsecured senior notes	5,838

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

9.	Convertible unsecured senior notes (continued):

(i)

The temporary difference between the carrying amount of the liability component and its tax base on initial recognition gave rise to a deferred income tax liability of $2,105, which is recognized in equity. The deferred tax liability was offset by the recognition of previously unrecognized tax assets from items:

Previously recorded in equity	$443
Previously recognized in profit and loss	1,662

Total deferred income tax assets recognized	$2,105

The movement in the carrying value of the convertible unsecured senior notes is as follows for the period ended August 31, 2018:

August 31, 2018

$
Proceeds allocated to liability component	66,965
Transaction costs related to liability	(3,298)

At date of issuance (June 19, 2018)	63,667

Accretion expense	352
Effect of changes in exchange rate	(241)

Convertible unsecured senior notes as at August 31, 2018	63,778

August 31, 2018

$
Interest accrued	866
Interest paid	–

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

10.	Share capital:

(a)	Stock option plan:

The Company has established a stock option plan under which it may grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than ten years after the grant date. A maximum number of 6,580,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period of up to five years. As at August 31, 2018, 1,950,762 options were available to be granted by the Company (August 31, 2017 - 2,200,306).

All options are to be settled by the physical delivery of the shares.

Changes in the number of options outstanding were as follows:

	Number of options	Weighted average exercise price per option

		$
Options as at November 30, 2016	2,242,369	2.17
Granted	350,000	6.13
Expired	(198,000)	9.25
Exercised (share price: $5.72)	(52,834)	0.47

Options as at August 31, 2017	2,341,535	2.20

Options as at November 30, 2017	2,335,895	2.21
Granted	251,544	9.56
Expired	(2,000)	8.50
Exercised (share price: $9.56)	(193,568)	1.66

Options as at August 31, 2018	2,391,871	3.02

During the nine-month period ended August 31, 2018, $872 (2017 - $821) was recorded as share-based compensation expense for the stock option plan.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

10.	Share capital (continued):

(a)	Stock option plan (continued):

The fair value of options granted was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	For the nine-month periods ended August 31,
	2018	2017

Risk-free interest rate	2.14%	1.52%
Expected volatility	47%	55%
Average option life	7.00 years	8.0 years
Expected dividends	–	–
Grant date share price	$9.56	$6.13
Option exercise price	$9.56	$6.13

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the options is estimated taking into consideration the vesting period on the grant date, the life of the option, as well as the average length of time previous grants remained outstanding. The dividend yield was excluded from the calculation since the Company’s current policy to retain all earnings to finance operations and future growth.

The following table summarizes the weighted average fair value of stock options granted during the end of periods:

		For the three and nine-month periods ended August 31,
		2018		2017

	Number of options	Weighted average grant-date fair value	Number of options	Weighted average grant-date fair value

		$		$

Options granted	251,544	4.63	350,000	3.43

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

10.	Share capital (continued):

(b)	Earnings (loss) per share:

For the nine-month period ended August 31, 2018, the calculation of basic (loss) earnings per share was based on the net profit (loss) attributable to common shareholders of the Company and a weighted average number of common shares outstanding for the three and nine-month periods ended August 31, 2018 and 2017, calculated as follows:

	For the three-month periods ended August 31,
	2018	2017

Issued common shares as at June 1	76,658,013	74,062,375
Effect of exercise of common shares purchase warrants	–	416,535
Effect of share options exercised	5	–

Weighted average number of common shares - basic	76,658,018	74,478,910

The calculation of diluted earnings per share was based on a weighted average number of diluted common shares calculated as follows:

	For the three month periods ended August 31,
	2018	2017

Weighted average number of common share	76,658,018	74,478,910
Effect of potential dilutive share options	1,720,424	–

Weighted average number of diluted common shares - diluted	78,378,443	74,478,910

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

10.	Share capital (continued):

(b)	Earnings (loss) per share (continued):

	For the nine-month periods ended August 31,
	2018	2017

Issued common shares as at December 1	74,962,050	65,996,069
Effect of share options exercised	111,727	27,321
Effect of public issue of common shares	–	5,245,292
Effect of exercise of broker warrants	–	101,572
Effect of exercise of broker options	20,340	68,830
Effect of exercise of common shares purchase warrants	–	985,708
Effect of issue of common shares - TaiMed	582,197	555,551

Weighted average number of common shares - basic and diluted	75,676,314	72,980,343

For the three and nine-month periods ended August 31, 2018, 215,314 share options and 3,872,053 common shares potentially issuable from the conversion of the US$57,500 aggregate principal amount of notes (Note 9) that may potentially dilute earnings per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

11. Other information:

The Company entered into the following transactions, which had no impact on the cash flows:

	August 31, 2018	August 31, 2017

	$	$

Additions to intangible assets included in accounts payable and accrued liabilities	–	38
Share issue costs included in contributed surplus	–	183
Reclassification of contributed surplus upon issuance of common shares to TaiMed	5,215	4,001
Reclassification of warrant liability to share capital upon exercise of common share purchase warrants	–	8,348
Notes issue costs included in accounts payable and accrued liabilities	152	–
Recognition of previously unrecognized tax assets from item originally recorded in equity	443	–

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

12.	Financial instruments:

(a)	Liquidity risk:

	August 31, 2018
	Carrying amount	Contractual amount	Less than 1 year	From 1 to 5 years	More than 5 years

Convertible unsecured senior notes	63,788	75,038	–	75,038	–

(b)	Interest rate risk:

As Theratechnologies convertible notes bear interest at a fixed rate of 5.75%, the Company does not face significant interest rate risk in the context of its outstanding debt. The Company does not use derivative financial instruments to reduce its interest rate exposure and management does not believe the Company’s exposure to interest rate risk to be significant as the Company’s obligations are at a fixed rate.

13.	Determination of fair values:

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value:

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

13.	Determination of fair values (continued):

Other financial assets and financial liabilities:

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables, and accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and money market funds and derivative financial assets and liabilities are stated at estimated fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The fair value of the convertible unsecured senior notes as at August 31, 2018 were approximately $75,030 based on market quotes.

Share-based payment transactions:

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The fair value (Level 2) of the share-based payment arrangement to purchase the commercialization rights of ibalizumab has been determined using the fixed value to be paid in common shares. That value will remain the same even if the Company’s common share price fluctuates on the market.

The deferred stock units liability of $2,219 included in accounts payable and accrued liabilities is recognized at fair value and considered Level 2 in the fair value hierarchy for financial instruments. The fair value is determined using the quoted price of the common shares of the Company.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars, except per share amounts.)

Periods ended August 31, 2018 and 2017

(Unaudited)

14.	Operating segments:

The Company has a single operating segment. Almost all of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2018	2017

	$	$

RxCrossroads	39,855	29,831

Others	403	437

	40,258	30,268

All of the Company’s non-current assets are located in Canada as is the Company’s head office.

15.	Commitments:

Post-approval commitments:

On May 1, 2018, the Company has been released from its last post-approval commitments by the United States Food and Drug Administration (refer to Note 25(e) of the Company’s consolidated financial statements for the year ended November 30, 2017).